Exhibit 2.2

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

(Expressed in Canadian dollars)

March 31, 2004 and 2003

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
		March 31, 2004	December 31, 2003

ASSETS

Current
Cash and cash equivalents (Note 2)		$4,139,698	$625,396
Temporary investments (Note 2)		2,250,000	5,918,413
Sundry receivable (Note 7)		363,322	311,267
Prepaid expenses and deposits		69,197	60,813

		6,822,217	6,915,889

Mineral interests (Note 3)		100	100

Equipment (Note 4)		63,803	66,061

		$6,886,120	$6,982,050

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 7)		$338,290	$357,670

SHAREHOLDERS' EQUITY (DEFICENCY)

Share capital (Note 5)		19,411,413	19,201,871

Contributed surplus (Note 2)		626,927	179,528

Deficit		(13,490,510)	(12,757,019)

		6,547,830	6,624,380

		$6,886,120	$6,982,050
Commitments (Note 8)
Approved by the Directors:	"William Meyer"	"Robert Gayton"
	William Meyer	Robert Gayton

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Statements of Operations and Deficit
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003

Interest and sundry income	$13,363	$319

Exploration costs	75,944	66,678

Administrative expenses
Accounting and audit	4,651	-
Advertising	7,513	991
Amortization of capital assets	4,743	6,191
Amortization of discount on convertible debenture	-	972
Interest on convertible debenture	-	3,966
Legal	1,929	5,043
Listing, filing and transfer agents	16,443	16,014
Management fees	893	9,063
Office and miscellaneous	12,531	3,085
Property investigation	50,927	23,113
Promotion and government relations	57,890	32,880
Rent	29,647	17,127
Salaries and benefits	30,045	48,916
Stock based compensation	293,099	971
Telephone	1,953	1,040
Travel and transportation	9,268	3,211
Foreign exchange loss (gain)	(4,922)	-

	516,610	172,583

Loss for the period	(579,191)	(238,942)

Deficit, beginning of period, as previously reported	(12,757,019)	(10,987,824)
Cumulative effect of a change in an accounting policy	(154,300)

Deficit, end of period	$(13,490,510)	$(11,226,766)

Loss per share - basic and diluted	$(0.02)	$(0.01)

Weighted average number of common shares
outstanding - basic and diluted	29,382,867	18,582,835

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003

Cash flows from (used in) operating activities
Loss for the year	$(579,191)	$(238,942)
Adjustment for items not involving cash:
- amortization	4,743	6,191
- gain (loss) on sale of marketable securities	-	-
- stock based compensation	293,099	971
- amortization of discount on convertible debenture	-	972
Change in non-cash working capital items:
- sundry receivable	(52,055)	(46,645)
- prepaid expenses and deposits	(8,384)	(10,182)
- accounts payable and accrued liabilities	(19,380)	(52,746)

	(361,168)	(340,381)

Cash flows from financing activities
Convertible debenture	-	580,600
Shares issued for cash	209,542	6,000

	209,542	586,600

Cash flows from (used in) investing activities
Acquisition of capital assets	(2,485)	(2,437)
Proceeds from sales of marketable securities	3,668,413	50,105

	3,665,928	47,668

Increase (decrease) in cash and cash equivalents	3,514,302	293,887

Cash and cash equivalents, beginning of period	625,396	40,681

Cash and cash equivalents, end of period	$4,139,698	$334,568

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

March 31, 2004 and 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

1.

Nature of Operations

The Company was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition, exploration and development of mineral resource properties in China.

The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether these properties contain economically recoverable ore reserves.  The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions, exploration and development of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing.  The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or sufficient proceeds from the disposition thereof.

2.

Significant Accounting Policies

(a)

Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned British Virgin Island subsidiary, Triple Eight Mineral Corporation (“Temco”), its 80% owned joint venture company, Gansu Keyin Mining Co. Ltd. (“Keyin”), its 75% owned joint venture company, Inner Mongolia Damo Mining Co. Ltd. (“Damo”), and its 75% owned joint venture company, Inner Mongolia Huayu-Minco Mining Co., Ltd. (“Huayu-Minco”).   Minority interests of 20%, 25%, and 25%, respectively, are $nil as they represent only the profit sharing and working interests.  As at March 31, 2004, the joint ventures are still in the exploration stage and have not generated any revenue; therefore, the accounts of Keyin, Damo and Huayu-Minco are 100% consolidated.

All inter-company accounts and transactions have been eliminated.

(b)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

2.

Significant Accounting Policies (continued)

(c)

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.  As at March 31, 2004 and 2003, cash equivalents consist of cash only.  Approximately $3.6 million cash is in China to meet the requirement of project investment.

(d)

Temporary Investments

Temporary investments are stated at the lower of cost and market value.  As at March 31, 2004, temporary investments consist of guaranteed investment certificates only.

(e)

Equipment

Amortization is provided as follows:

Motor vehicles	30% per annum, declining-balance basis
Mining equipment	30% per annum, declining-balance basis
Computer equipment	30% per annum, declining-balance basis
Office equipment and furniture	20% per annum, declining-balance basis
Leasehold improvements	5 year, straight-line basis

Amortization is provided at half the annual rate in the year of acquisition.

(f)

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.  As the Company incurred net losses in fiscal 2003 and 2002, the stock options and share purchase warrants as disclosed in Note 6 were not included in the computation of loss per share as its inclusion would be anti-dilutive.

(g)

2.

Significant Accounting Policies (continued)

(h)

Translation of Foreign Currencies

The accounts of subsidiaries, all of which are considered to be integrated foreign operations, are translated into Canadian dollars using the temporal method.  Under this method, monetary assets and liabilities are translated at the period end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the period and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates.

(i)

Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are expensed when incurred until such time as reserves are proven.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

(j)

Stock Based Compensation

Effective January 1, 2002, the Company adopted the requirements of Section 3870 of the CICA Handbook with respect to stock-based compensation.  Options granted to employees and directors are accounted for using the intrinsic value method where compensation expense is recognized for stock options granted at prices below the market price of the underlying common share at the date of the grant.  Options granted to those other than employees and directors are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes Option Pricing Model.

Change in Accounting Policies:

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants Handbook section on Stock-based compensation and other stock-based payments.   Under this Handbook section, the Company is required to expense, over the vesting period, the fair value of the options at the date of grant.  As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted on or after January 1, 2003.  As a result, the opening deficit as at January 1,

2004 was adjusted to reflect an expense of $154,300 relating to options granted since January 1, 2003.  For the three months period ended March 31, 2004, $293,099 was recorded as stock-based compensation.  $447,399 was credited to contributed surplus. Prior to January 1, 2004, no compensation expense was recognized when options were issued to employees or directors but pro-forma information was provided had the Company applied the fair value-based method.

(k)

Long-lived Assets Impairment

Long-term assets are reviewed when changes in circumstances suggest their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value.  Fair value is generally determined using a discounted cash flow analysis.

(l)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

3.

Mineral Interests

(a)

Gansu Projects: The joint venture company Gansu Keyin Mining Co. Ltd. (“Keyin”) was formed pursuant to an agreement dated August 28, 1998 and amended August 28, 2003.  The following projects are operated through Keyin:

(i)

White Silver Mountain – As per the amendment signed on August 28, 2003, the Company has spent approximately 20 million RMB and earned 61% total project interest.  Both parties to the joint venture company may proceed in accordance with the original joint venture contract, which provided the Company has the right to earn an 80% interest by spending 40 million RMB (approximately C$6.3 million).  There is no time limit for the contribution.

(ii)

Yangshan (Anba) – In 2003, the Company signed agreements with Gansu provincial government and two other companies in Gansu for the exploration and development of the Anba gold deposit in the Yanshan gold field.  Pursuant to the terms of the agreements, Keyin has the right to acquire a 40% equity interest in Yangshan Gold Mining Co., Ltd. (“YGM”), a joint venture company to be established for the exploration and development of the Anba gold deposit.  YGM will acquire a 100% interest in the Anba gold deposit for US$6 million, consisting of a 40% initial payment (US$2.4 million) and the balance of 60% (US$3.6 million) will be paid over 5 years. Keyin’s share of the capital contribution is 40%, which is 24 million RMB (approximately C$3.8 million).

(iii)

West Extension of Yangshan – In 2003, the Company signed a co-operation agreement with No. 2 Exploration Institute of Gansu Bureau of Geological Exploration (“GBGE”) for the exploration and development of mineral resources in south Gansu province of China.  GBGE and Keyin will establish a new sino-foreign joint venture company to initially explore for gold in three areas, to which GBGE holds exploration permits.  Keyin has rights to earn 75% equity interests in the three areas.  To earn the interest, Keyin must expend 7.5 million RMB (approximately C$1.2 million) on this project over four years.  A joint venture contract was signed on March 1, 2004.

(b)

Inner Mongolia Projects:

(i)

Gobi – The property is located in Inner Mongolia Autonomous Region, China.  Pursuant to a Co-operative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending 18 million RMB (approximately C$2.8 million) over a four-year period.  A joint venture company called Inner Mongolia Damo Mining Co. Ltd. was formed to hold the above noted mineral interests. In 2003, the board of the directors of Damo decided to reduce its registered capital from RMB 16.8 million RMB to 7 million RMB, with no effect to the earn-in process.  As at March 31, 2004, the Company spent approximately 7 million RMB (approximately C$1.4 million) and earned 54% project interest.

(ii)

BYC – In 2002, Minco reached an agreement with the Inner Mongolian Bureau of Non-ferrous Metals and Exploration to acquire majority interest in a joint venture company which holds the BYC gold project located in central Inner Mongolia.  On December 3, 2003, the joint venture company called the Inner Mongolia Huayu-Minco Mining Co., Ltd. was formed to hold the above noted mineral interest.  Minco can earn 75% interest in the joint venture company by spending 12 million RMB (approximately C$2.4 million) over four years.  In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. (“Cantech”).  Pursuant to the agreement, Cantech acquired the right to earn a 51% interest in the BYC project by spending 12 million RMB (approximately C$2.4 million) in exploration over 3-year period.  Cantech can earn another 9% by bringing the project to feasibility stage.

3.

Mineral Interests   (continued)

The Company follows the practice of expensing all exploration costs until mineral reserves have been established.  The costs incurred on the Company’s mineral properties, which are all located in China, are as follows:

	Costs incurred to December 31, 2003	January 1 to March 31, 2004 Exploration costs	Costs incurred to March 31, 2004
Currently active properties:
- Gansu - White Silver Mountain	$1,386,348	$15,881	$1,402,229
- Gansu - Yangshan (Anba)	43,811	49,963	93,774
- Gansu - West Extension of Yangshan	0	11,552	11,552
- Inner Mongolia – Gobi Gold	1,375,551	19,749	1,395,300
- Inner Mongolia - BYC	54,783	39,865	94,648
	2,860,493	137,009	2,997,502
Inactive properties:
- Heavenly Mountains	436,519	-	436,519
- Emperor’s Delight	100	-	100
- Crystal Valley	100	-	100
- Stone Lake	100	-	100
- Changba Lijiagou Lead-Zinc Deposit	100	-	100
- Chapuzi	100	-	100
	437,019	0	437,019

	3,297,512	137,009	3,434,521
Exploration cost recoveries	(43,536)	(61,065)*	(104,601)
Expensed exploration costs	(3,253,876)	(75,944)	(3,329,820)
	$100	$0	$100

*: $61,065 incurred for BYC in late 2003 and early 2004 was reimbursed by Cantech in February 2004 in accordance with the agreement.

4.

Equipment

Please refer to note 4 to the annual financial statements for the year ended December 31, 2003 for a list of equipment.

5.

Share Capital

(a)

Authorized:  100,000,000 common shares without par value

(b)

Issued:

	Shares	Amount
Balance December 31, 2001	16,380,123	$10,286,933
Private placement at $0.25 per share	2,200,000	550,000
Balance, December 31, 2002
Stock options exercised ranging from $0.20 to $0.55 per share, including $69,201 contributed surplus attributed to stock-based compensation recognized	763,000	373,851
Private placement at $0.35 per share plus 186,344 shares and less $44,744 for finders’ fees	4,472,058	1,455,257
Share purchase warrants exercised at $0.40 per share	50,000	20,000
Private placement at $1.70 per share less $464,348 in cash for share issuance costs	3,748,848	5,908,695
Shares allotted for the conversion of convertible debenture – see Note 5 (d)	-	607,135
Balance, December 31, 2003	27,614,029	$19,201,871
Shares issued for the conversion of convertible debenture – see Note 5 (d)	1,461,750
Stock options exercised at $0.20 per share	115,000	23,000
Share purchase warrants exercised at $0.40 per share	466,357	186,542
Balance, March 31, 2004	29,657,136	$19,411,413

5.

Share Capital (continued)

(c)

As at March 31, 2004, 2,991,322 (2002 – 2,991,322) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

(d)

In 2003, the Company completed a $580,600 convertible debenture financing.  The debenture accrued interest at a rate of 10% per year and matured in five years.  The debenture was convertible into 1,451,500 common shares at $0.40 per share and the accrued interest was convertible into 10,250 common shares at $1.80 per share.  The debenture and accrued interest were converted into common shares, which were allotted, before the year-end.  In January 2004, all of the allotted common shares were issued.

(e)

Share purchase warrants outstanding as at March 31, 2004:

Number of Warrants	Exercise Price	Expiry Date

262,419	$1.80	December 8, 2004
1,626,500	$0.40	July 21, 2004
	$0.60	July 21, 2005
1,874,424	$2.15	December 8, 2005
3,763,343

Please refer to Note 5 (b) to the annual financial statements for the year ended December 31, 2003 for related details.

6.

Stock Options

A summary of the status of options granted by the Company is as follows:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2003	3,319,000	$ 0.53
Granted	470,000	$ 1.80
Exercised	(115,000)	$ 0.20
Expired	(30,000)	$ 0.50
Options outstanding at March 31, 2004	3,644,000	$ 0.70

All stock options exercised during the period were issued prior to the adoption of any stock-based compensation policies.

The weighted-average fair value of the option granted during the period ended March 31, 2004 was $0.95.

The Company used the Black-Scholes Option Pricing Model to determine the fair value of the options with the following assumptions: risk-free interest rate of 4.85%, share price volatility of 80%, no dividend yield and expected life of approximately 3 years.

A summary of stock options outstanding and exercisable is as follows:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.10 - $1.00	2,974,000	2.56	$0.44	2,651,037	$0.38
$1.01 - $2.00	670,000	3.99	$1.86	206,667	$0.57
	3,644,000	2.83	$0.70	2,875,704	$0.53

7.

Related Party Transactions

(a)

The Company incurred the following expenses to its directors or corporations controlled by its directors:

	2004	2003

Exploration costs	$ 21,420	$ 16,890
Management fees	893	9,063
Promotion		-
Property investigation	8,287	-
	$30,600	$25,953

(b)

Accounts payable of $79,986 (2003 - $37,468) is due to a director of the Company.

(c)

Sundry receivable of $306,605 is due from two corporations related by a common director, of which $296,192 was subsequently cleared in April 2004.

8.

Commitments

(a)

The Company has commitments in respect of office leases requiring minimum payments of $682,158, as follows:

2004	$ 201,345
2005	203,409
2006	207,537
2007	69,867

The Company has entered into sub-lease agreements for a portion of its leased premises and anticipates recovering approximately $140,000 per annum.

(b)

The Teck-Cominco Agreements

The Company has entered into agreements with Teck Cominco Ltd. “Teck Cominco”), of Vancouver, B.C., Canada on February 19, 1996 and February 20, 1996, respectively (collectively the “Teck-Cominco Agreements”).

Pursuant to the terms of the Teck-Cominco Agreements, Teck Cominco received “earn-in rights” as to the Non-Chinese Interest in any two mineral property rights acquired by the Company in China after the date of the Teck-

Cominco Agreements until March 1, 2004 (expired).  Teck Cominco has, however, ongoing right of first offer on the disposition of Minco’s interests for an additional period of three years.

9.

Financial Instruments

The carrying value of cash and cash equivalents, temporary investments, sundry receivable, accounts payable and accrued liabilities and convertible debenture approximates the fair value due to the short-term nature of these financial instruments.  The fair value of temporary investments is equivalent to the market value.  The Company operates in China and some of its material exploration expenditures are payable in either U.S. dollars and the Chinese currency RMB and is, therefore, subject to foreign currency risk arising from changes in exchange rates among Canadian dollars, U.S. dollars and RMB.  The Company is not exposed to significant interest risk.  The Company places its temporary investments with government and bank debt securities and is subject to minimal credit risk.  The Company also considers itself not subject to high concentration of credit risk to its debtors and does not require collateral to support these financial instruments.

10.

Comparative Figures

Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.